PETER KIEWIT SONS’, INC.
Offer to Purchase for Cash
Up to 38% of the Outstanding Shares
of its Common Stock
held by each Kiewit Stockholder
for
$37.55 per Share, in Cash
The tender offer and withdrawal rights will expire at 11:59 p.m., Omaha time, on June 28, 2005, unless the tender offer is extended.
      Peter Kiewit Sons’, Inc., a Delaware corporation (“Kiewit”), is offering to purchase up to 38% of the outstanding shares of its common stock, par value $0.01 per share (“Kiewit Stock”), held by each holder of Kiewit Stock (each, a “Kiewit Stockholder”), rounded to the nearest whole share (with 0.5 of a share rounded up to the next whole share), for $37.55 per share (the formula price of a share of Kiewit Stock), in cash. Kiewit will not pay interest on the purchase price under any circumstances.
      Each Kiewit Stockholder may tender up to 38% of such holder’s shares of Kiewit Stock, the maximum specified percentage. Kiewit will not accept for purchase any shares of Kiewit Stock tendered by a Kiewit Stockholder in excess of the maximum specified percentage. Kiewit is offering to purchase a total of 10,739,187 shares of Kiewit Stock (approximately 38% of the total outstanding shares of Kiewit Stock).
The tender offer is not conditioned on any minimum number of shares being tendered. The tender offer, is however, subject to other conditions. See page 7.
      Kiewit Stock is subject to substantial transfer restrictions and generally may only be owned by employees and directors of Kiewit and employees of its subsidiaries and affiliated entities. Kiewit Stock is not listed or traded on any securities exchange or other securities market, and there is no secondary market for Kiewit Stock. Kiewit buys and sells shares of Kiewit Stock at a formula price based on the adjusted book value of Kiewit at the end of the previous year less the amount of declared dividends during the current year. The formula price of Kiewit Stock on May 17, 2005, was $37.55 per share and will not change prior to the closing of the tender offer.
      Neither Kiewit nor any of its officers or directors make any recommendation as to whether you should tender any of your shares of Kiewit Stock in the tender offer. You must make your own decision as to whether to tender your shares of Kiewit Stock after reading this document and consulting with your advisors based on your own financial position and requirements. In making your decision, you should read carefully the information in this offer to purchase and in the related letter of transmittal, including our reasons for making the tender offer and our intention to redeem for cash from any Kiewit Stockholder who does not participate in the tender offer up to the maximum specified percentage the number of shares of Kiewit Stock sufficient to reduce such holder’s ownership percentage of Kiewit Stock from what it was immediately prior to the expiration of the tender offer to what it would have been at the closing of the tender offer had the holder participated in the tender offer up to the maximum specified percentage. In calculating the number of shares owned immediately prior to the expiration of the tender offer, any shares donated to charitable organizations in accordance with the terms of Kiewit’s restated certificate of incorporation during the pendency of the tender offer will be treated as being owned by the transferring Kiewit Stockholder. Kiewit will effect such redemption eleven business days following the expiration of the tender offer. The redemption price per share will equal $37.55, the formula price of a share of Kiewit Stock on the redemption date and will be payable in cash.
      Members of senior management and directors of Kiewit are expected to tender in the tender offer (or donate to charitable organizations in accordance with the terms of Kiewit’s restated certificate of incorporation) the maximum specified percentage of shares of Kiewit Stock.
IMPORTANT INFORMATION
      If you desire to tender your shares of Kiewit Stock, you must complete and sign the letter of transmittal designating the number of shares of Kiewit Stock you wish to tender (up to a maximum of 38% of your shares of Kiewit Stock). You must then send the completed letter of transmittal in the enclosed envelope, together with your share certificates and any other documents required by the letter of transmittal so that it is received by Kiewit before the expiration of the tender offer. If your Kiewit Stock has been pledged to a lender, you must make arrangements with the lender for the valid tender of the certificates representing the pledged Kiewit Stock. If, however, the lender is U.S. Bank, N.A., Kiewit will arrange directly with the bank for delivery of the pledged certificates to Kiewit. Kiewit reserves the absolute right to reject tenders it determines not to be in proper form.
May 17, 2005

i

SUMMARY TERM SHEET
This summary term sheet highlights selected information from this offer to purchase and may not contain all of the information that is important to you. To understand the tender offer fully, you should read carefully this entire offer to purchase and the documents incorporated herein by reference. See Section 11 — “Certain Information About Kiewit.”

Q:	What is the tender offer?

A:	In the tender offer, Peter Kiewit Sons’, Inc. is offering to purchase up to 38% the shares of Kiewit Stock held by each Kiewit Stockholder, rounded to the nearest whole share (with 0.5 of a share rounded up to the next whole share), for $37.55 per share (the formula price of a share of Kiewit Stock), in cash, upon the terms and subject to the conditions set forth in this offer to purchase and the related letter of transmittal. Kiewit will not pay interest on the purchase price under any circumstances.

Q:	Why is Kiewit conducting the tender offer?

A:	Although Kiewit continues to pursue investment opportunities that meet its investment objectives, Kiewit is generating cash. This cash negatively affects Kiewit’s formula price as a result of the relatively low rate of return Kiewit earns on such cash. In addition, such cash remains subject to the risks of Kiewit’s business. Consequently, Kiewit’s board of directors has determined that the best use of this cash is to distribute it to Kiewit Stockholders to provide them with the opportunity to directly invest this cash on their own and to diversify their investment in Kiewit. Kiewit has decided to effect this distribution through the tender offer.

Q:	What is the relationship of the tender offer to the proposed investment fund?

A:	Kiewit has been pursuing the creation of an investment fund (the “Fund”) registered under the Investment Company Act of 1940, as amended. The Fund filed a registration statement with the Securities and Exchange Commission (“SEC”) to register units of limited partnership interest in the Fund (“Units”). The registration statement has not yet become effective. There can be no assurance when or if the Fund’s registration statement will become effective or when or if the Fund will make an offering of Units. This offer to purchase does not constitute an offer to sell, or a solicitation of an offer to buy, Units of the Fund.

Q:	When does the tender offer expire?

A:	The tender offer and withdrawal rights will expire at 11:59 p.m., Omaha time, on June 28, 2005, unless extended. You must tender your shares of Kiewit Stock prior to the expiration date if you wish to participate in the tender offer.

Q:	What is “formula price”?

A:	The formula price of Kiewit Stock is the per share price at which Kiewit buys and sells shares of Kiewit Stock and is based on the adjusted book value of Kiewit at the end of the previous year less the amount of declared dividends during the current year. The formula price of Kiewit Stock on May 17, 2005, was $37.55 per share and will not change prior to the closing of the tender offer.

Q:	What portion of my shares of Kiewit Stock can I tender in the tender offer?

A:	You can tender any portion of your shares of Kiewit Stock up to 38%, the maximum specified percentage.

Q:	What will happen if I tender less than the maximum specified percentage of my shares?

A:	Pursuant to the terms of Kiewit’s restated certificate of incorporation, Kiewit has the option, at any time, to repurchase shares of Kiewit Stock from any Kiewit Stockholder for cash at the then-applicable formula price upon a determination by Kiewit’s board of directors that the amount of Kiewit Stock held by such Kiewit Stockholder is disproportionately high in view of Kiewit’s policy that the level of an employee’s stock ownership should reflect a wide range of factors. These factors include the employee’s effort and relative contribution to Kiewit’s economic performance, the employee’s level of responsibility, the potential displayed by the employee, the employee’s length of service, and the amount of Kiewit Stock already owned by the employee.
To the extent that a Kiewit Stockholder does not participate in the tender offer up to the maximum specified percentage, Kiewit has determined that such Kiewit Stockholder’s proportionate ownership of Kiewit Stock following the consummation of the tender offer will be disproportionately high in view of Kiewit’s policy and such factors. Therefore, Kiewit’s board of directors will utilize its discretion, pursuant to the restated certificate of incorporation, to redeem for cash from any Kiewit Stockholder who does not participate in the tender offer up to the maximum specified percentage, the number of shares of Kiewit Stock sufficient to reduce that Kiewit Stockholder’s ownership percentage of Kiewit Stock from what it was immediately prior to the expiration of the tender offer to what it would have been at the closing of the tender offer had such Kiewit Stockholder participated in the tender offer up to the maximum specified percentage. In calculating the number of shares owned immediately prior to the expiration of the tender offer, any shares donated to charitable organizations in accordance with the terms of Kiewit’s restated certificate of incorporation during the pendency of the tender offer will be treated as being owned by the transferring Kiewit Stockholder. Kiewit will effect such redemption eleven business days following the expiration of the tender offer. The redemption price per share will equal $37.55, the formula price of a share of Kiewit Stock on the redemption date and will be payable in cash.

Q:	Can I participate with more than the maximum specified percentage of my shares of Kiewit Stock in the tender offer?

A:	No, any shares of Kiewit Stock tendered by a Kiewit Stockholder in excess of the maximum specified percentage will not be accepted for purchase.

Q:	Do I have to do anything if I want to retain my shares of Kiewit Stock?

A:	No, you do not have to do anything if you want to retain your shares of Kiewit Stock. However, as discussed above, to the extent that you do not participate in the tender offer up to the maximum specified percentage, Kiewit will redeem for cash the number of shares of Kiewit Stock sufficient to reduce your ownership percentage of Kiewit Stock from what it was immediately prior to the expiration of the tender offer to what it would have been at the closing of the tender offer had you participated in the tender offer up to the maximum specified percentage.

Q:	How do I decide whether to participate in the tender offer?

A:	Whether you should participate in the tender offer depends on whether you would prefer to (i) sell up to 38% of your shares of Kiewit Stock to Kiewit for $37.55 in cash in the tender offer or (ii) have Kiewit redeem such shares of Kiewit Stock from you for $37.55 in cash following consummation of the tender offer.
Neither Kiewit nor any of its officers or directors make any recommendation as to whether you should tender any of your shares of Kiewit Stock in the tender offer. You must make your own decision as to whether to tender your shares of Kiewit Stock after reading this document and consulting with your advisors based on your own financial position and requirements.
Members of senior management and directors of Kiewit are expected to tender in the tender offer (or donate to charitable organizations in accordance with the terms of Kiewit’s restated certificate of incorporation) the maximum specified percentage of shares of Kiewit Stock.

Q:	Will my participation in the tender offer have any impact on my stock loan?

A:	To the extent that a Kiewit Stockholder participates in the tender offer, the value of the collateral securing such Kiewit Stockholder’s stock loan will be reduced by the formula price of the shares of Kiewit Stock tendered. Consequently, a Kiewit Stockholder who participates in the tender offer may be required to either provide alternative collateral to secure the Kiewit Stockholder’s stock loan or pay down a portion of such stock loan.
Kiewit Stockholders should contact their individual lenders to determine the impact of participation in the tender offer on their particular stock loan.

Q:	How do I participate in the tender offer?

A:	Complete and sign the letter of transmittal designating the number of shares of Kiewit Stock you wish to tender (up to a maximum of 38% of your shares of Kiewit Stock). You must then send the completed letter of transmittal in the enclosed envelope, together with your share certificates (unless such certificates will be sent to Kiewit directly from your lender, as described below) and any other documents required by the letter of transmittal, so that it is received by Kiewit at the address listed in Section 11 — “Certain Information about Kiewit” before the expiration of the tender offer. If less than all of the shares of Kiewit Stock which are evidenced by any share certificate are tendered, a new certificate for the remainder of the shares of Kiewit Stock which were evidenced by the old certificate will be sent to you (or the applicable lender) as soon as practicable after the consummation of the tender offer. If a Kiewit Stockholder sends a share certificate to Kiewit with an executed letter of transmittal and does not indicate the number of shares evidenced by the share certificate to be tendered, all shares evidenced by that certificate, up to the maximum specified percentage, will be deemed to have been tendered.

If your Kiewit Stock has been pledged to a lender, you must make arrangements with the lender for the valid tender of the certificates representing the pledged Kiewit Stock so that they are received by Kiewit before the expiration of the tender offer. If, however, the lender is U.S. Bank, N.A., Kiewit will arrange directly with the bank for delivery of the pledged certificates to Kiewit.

Q:	Can I change my mind after I tender my shares of Kiewit Stock?

A:	Yes, you may withdraw tenders of your shares any time before the expiration of the tender offer. If you then change your mind, you can retender your shares of Kiewit Stock by following the tender procedures again prior to the expiration of the tender offer.
However, as discussed above, to the extent that you do not participate in the tender offer up to the maximum specified percentage, Kiewit intends to redeem for cash the number of shares of Kiewit Stock sufficient to reduce your ownership percentage of Kiewit Stock from what it was immediately prior to the expiration of the tender offer to what it would have been at the closing of the tender offer had you participated in the tender offer up to the maximum specified percentage.

Q:	Are there any conditions to Kiewit’s obligation to complete the tender offer?

A:	The tender offer is not conditioned on any minimum number of shares being tendered. The tender offer is, however, subject to other conditions. See Section 6 — “Conditions to the Tender Offer.”

Q:	How and when will Kiewit pay for tendered shares?

A:	For Kiewit Stockholders who validly tender shares of Kiewit Stock, Kiewit will, promptly after Kiewit’s acceptance of Kiewit Stock for purchase, deliver payment by check to such Kiewit Stockholders (or at a Kiewit Stockholder’s direction, such Kiewit Stockholder’s lender).

Q:	Will I be taxed on the tender of shares of Kiewit Stock for cash in the tender offer?

A:	Yes. The receipt of cash in the tender offer will be a taxable transaction for U.S. and Canadian federal income tax purposes, and may be a taxable transaction for other tax purposes as well. See Sections 13 — “Material United States Federal Income Tax Consequences” and 14 — “Material Canadian Federal Income Tax Consequences.”

Q:	To the extent that I do not participate in the tender offer up to the maximum specified percentage and Kiewit subsequently redeems shares of my Kiewit Stock for cash, will I be taxed on that redemption?

A:	Yes. The receipt of cash in redemption of shares of Kiewit Stock will be a taxable transaction for U.S. and Canadian federal income tax purposes, and may be a taxable transaction for other tax purposes as well. See Sections 13 — “Material United States Federal Income Tax Consequences” and 14 — “Material Canadian Federal Income Tax Consequences.”

Q:	Will Kiewit continue to pay dividends on shares of Kiewit Stock?

A:	Kiewit currently intends to continue its current dividend policy of paying a regular cash dividend on Kiewit Stock based upon a percentage of the prior year’s earnings from operations, with any special cash dividends to be based on earnings from unusual or non-recurring events. Following completion of the tender offer and assuming Kiewit’s earnings from operations remains the same, the per share dividend on Kiewit Stock is currently anticipated to increase because there will be fewer shares of Kiewit Stock outstanding.

Q:	Whom should I call with questions about the tender offer?

A:	Kiewit Stockholders with inquiries relating to the tender offer should contact:

Douglas A. Obermier Stock Registrar Peter Kiewit Sons’, Inc. Kiewit Plaza Omaha, Nebraska 68131 (402) 342-2052

The Tender Offer
      1. Terms of the Tender Offer. Upon the terms and subject to the conditions of the tender offer, Kiewit will accept for payment and purchase up to 38% of the shares of Kiewit Stock held by each Kiewit Stockholder, rounded to the nearest whole share (with 0.5 of a share rounded up to the next whole share), that are properly tendered and not withdrawn prior to the expiration date of the tender offer for $37.55 per share (the formula price of a share of Kiewit Stock), in cash. Kiewit will not pay interest on the purchase price under any circumstances.
      The expiration date of the tender offer is 11:59 p.m., Omaha time, on June 28, 2005, unless extended.
      Kiewit will not purchase more than 38% of the shares of Kiewit Stock owned by any Kiewit Stockholder of record, rounded to the nearest whole share (with 0.5 of a share rounded up to the next whole share). Kiewit will not accept for purchase any shares of Kiewit Stock tendered by a Kiewit Stockholder in excess of the maximum specified percentage. Kiewit may, subject to the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), delay accepting or purchasing any shares of Kiewit Stock in order to comply in whole or in part with any applicable law. For a description of Kiewit’s right to delay, terminate or amend the tender offer, see Section 15 — “Extension of Tender Period; Termination; Amendment.”
      This offer to purchase and the related letter of transmittal are being sent to persons who were holders of record of Kiewit Stock at the close of business on May 17, 2005. As of that date, there were 28,261,025 shares of Kiewit Stock outstanding, held by 1,574 Kiewit Stockholders.
      2. Purpose of the Tender Offer; Plans and Proposals of Kiewit. Kiewit is one of the largest construction contractors in North America. Kiewit’s restated certificate of incorporation restricts ownership of Kiewit Stock to directors of Kiewit, employees of Kiewit and its subsidiaries, employees of KCP, Inc., a former affiliate of Kiewit, and its subsidiaries and, with prior approval of the board of directors of Kiewit, certain authorized transferees of such employees (i.e., fiduciaries for the benefit of members of the immediate families of employees, corporations wholly owned by employees or employees and their spouses and/or children, fiduciaries for the benefit of such corporations, charities, and fiduciaries for charities designated by any such persons). Kiewit’s policy of employee ownership originated as a way of attracting and motivating top-quality employees.
      Although Kiewit continues to pursue investment opportunities that meet its investment objectives, Kiewit is generating cash. This cash negatively affects Kiewit’s formula price as a result of the relatively low rate of return Kiewit earns on such cash. In addition, such cash remains subject to the risks of Kiewit’s business. Consequently, Kiewit’s board of directors has determined that the best use of this cash is to distribute it to Kiewit Stockholders to provide them with the opportunity to directly invest this cash on their own and to diversify their investment in Kiewit. Kiewit further believes that it is in the best interest of Kiewit Stockholders that, in any such distribution of cash, each Kiewit Stockholder’s aggregate equity interest in Kiewit be reduced by the same proportion. Although a proportionate reduction in aggregate equity interest could be achieved through a pro rata cash dividend rather than through a repurchase of shares in a tender offer, a dividend would be taxed to Canadian Kiewit Stockholders at a higher rate than would a repurchase of shares (the U.S. federal income tax rate to U.S. Kiewit Stockholders is the same for a dividend as for a repurchase of shares in a tender offer). While Kiewit has the right under its restated certificate of incorporation to repurchase Kiewit Stock under certain specified circumstances as described in the next paragraph, this right could not be used alone to effect the pro rata cash distribution. Therefore, Kiewit is using the tender offer as the mechanism to effect this distribution of cash.
      Pursuant to the terms of Kiewit’s restated certificate of incorporation, Kiewit has the option, at any time, to repurchase shares of Kiewit Stock from any Kiewit Stockholder for cash at the then-applicable formula price upon a determination by Kiewit’s board of directors that the amount of Kiewit Stock held by such Kiewit Stockholder is disproportionately high in view of Kiewit’s policy that the level of an employee’s stock ownership should reflect a wide range of factors. These factors include the employee’s effort and relative contribution to Kiewit’s economic performance, the employee’s level of responsibility, the potential displayed by the employee, the employee’s length of service, and the amount of Kiewit Stock already owned by the employee.
      To the extent that a Kiewit Stockholder does not participate in the tender offer up to the maximum specified percentage, Kiewit has determined that such Kiewit Stockholder’s proportionate ownership of Kiewit Stock following the consummation of the tender offer will be disproportionately high in view of Kiewit’s policy and such factors. Therefore, Kiewit’s board of directors will utilize its discretion, pursuant to the restated certificate of incorporation, to redeem for cash from any Kiewit Stockholder who does not participate in the tender offer up to the maximum specified percentage, the number of shares of Kiewit Stock sufficient to reduce that Kiewit Stockholder’s ownership percentage of Kiewit Stock from what it was immediately prior to the expiration of the tender offer to what it would have been at the closing of the tender offer had such Kiewit Stockholder participated in the tender offer up to the maximum specified percentage. In calculating the number of shares owned immediately prior to the expiration of the tender offer, any shares donated to charitable organizations in accordance with the terms of Kiewit’s restated certificate of incorporation during the pendency of the tender offer will be treated as being owned by the transferring Kiewit Stockholder. Kiewit will effect such redemption eleven business days following the expiration of the tender offer. The redemption price per share will equal $37.55, the formula price of a share of Kiewit Stock on the redemption date and will be payable in cash. This offer to purchase for cash constitutes notice, pursuant to Kiewit’s restated certificate of incorporation and the separate stock repurchase agreements between Kiewit and each Kiewit Stockholder of Kiewit’s exercise of its option to redeem such shares of Kiewit Stock. Any Kiewit Stockholder whose shares of Kiewit Stock are redeemed will be required to deliver share certificates for such shares of Kiewit Stock to Kiewit no later than July 14, 2005.
      Kiewit will cancel all shares of Kiewit Stock accepted for purchase.
      3. Proposed Investment Fund. Kiewit has been pursuing the creation of an investment fund registered under the Investment Company Act of 1940, as amended. The Fund filed a registration statement with the SEC to register units of limited partnership interest in the Fund. The registration statement has not yet become effective. There can be no assurance when or if the Fund’s registration statement will become effective or when or if the Fund will make an offering of Units. This offer to purchase does not constitute an offer to sell, or a solicitation of an offer to buy, Units of the Fund.
      4. Procedures for Tendering Shares of Kiewit Stock.
      Proper Tender of Shares. To validly tender shares of Kiewit Stock, you must send to Kiewit in the enclosed envelope, the following documents to be received by Kiewit before the expiration date for the tender offer:

•	a completed and executed letter of transmittal indicating the number of shares of Kiewit Stock to be tendered, which may not total more than 38% of the aggregate number of shares of Kiewit Stock owned by you, and any other documents required by the letter of transmittal; and

•	the actual certificates representing the shares of Kiewit Stock (unless such certificates will be sent to Kiewit directly from your lender, as described below).
Kiewit’s address is listed in Section 11 — “Certain Information about Kiewit.”
      The method of delivery of any documents, including share certificates and the letter of transmittal, is at the option and sole risk of the tendering Kiewit Stockholder. If documents are sent by mail, registered mail with return receipt requested, properly insured, is recommended. Kiewit’s address is listed in Section 11 — “Certain Information about Kiewit.”
      If any shares of Kiewit Stock to be tendered have been pledged to a lender, the registered holder of the pledged Kiewit Stock must make appropriate arrangements with the lender for the valid tender of the certificates representing the pledged Kiewit Stock so that they are received by Kiewit prior to the expiration of the tender offer. If, however, the lender is U.S. Bank, N.A., Kiewit will arrange directly with the bank for the delivery of the pledged certificates to Kiewit. Persons who have pledged Kiewit Stock to a lender and who are considering participation in the tender offer should consult with the lender as to the effect of the tender offer on their loan arrangements.
      If less than all of the shares of Kiewit Stock which are evidenced by any share certificate are tendered, a new certificate for the remainder of the shares of Kiewit Stock which were evidenced by the old certificate will be sent to you (or the applicable lender) as soon as practicable after the consummation of the tender offer. If a Kiewit Stockholder sends a share certificate to Kiewit with an executed letter of transmittal and does not indicate the number of shares evidenced by the share certificate to be tendered, all shares evidenced by that certificate, up to the maximum specified percentage, will be deemed to have been tendered.

      Lost or Destroyed Certificates. If any certificate representing shares of Kiewit Stock has been mutilated, destroyed, lost or stolen, the Kiewit Stockholder must:

•	furnish to Kiewit evidence, satisfactory to Kiewit in its discretion, of the ownership of and the destruction, loss or theft of the certificate;

•	furnish to Kiewit indemnity, satisfactory to Kiewit in its discretion; and

•	comply with any other reasonable regulations Kiewit may prescribe.
      Tenders in Excess of the Maximum Specified Percentage. If you return an executed letter of transmittal indicating that you have tendered in excess of the maximum specified percentage of your shares of Kiewit Stock, Kiewit will accept for purchase only the maximum specified percentage of shares.
      Kiewit’s Interpretations are Binding. Kiewit will determine at its own discretion all questions as to the form of documents, including notices of withdrawal, and the validity, form, eligibility, including time of receipt, and acceptance for purchase of any tender of shares of Kiewit Stock. This determination will be final and binding on all tendering Kiewit Stockholders. However, a tendering Kiewit Stockholder who disagrees with an interpretation by Kiewit may seek recourse under state law, to the extent that any such recourse is available. Kiewit reserves the right to:

•	reject any and all tenders of any shares of Kiewit Stock not properly tendered;

•	waive any defects or irregularities in the tender of shares of Kiewit Stock or any conditions of the tender offer either before or after the expiration date; and

•	request any additional information from any Kiewit Stockholder that Kiewit deems necessary.
      Kiewit will not be under any duty to notify tendering Kiewit Stockholders of any defect or irregularity in tenders or notices of withdrawal.
      5. Withdrawal Rights. You may withdraw tenders of shares of Kiewit Stock at any time prior to the expiration date and, unless Kiewit has accepted your tender as provided in this document, after the expiration of 40 business days from the commencement of the tender offer.
      If Kiewit:

•	delays its acceptance of shares of Kiewit Stock tendered;

•	extends the tender offer; or

•	is unable to accept shares of Kiewit Stock tendered under the tender offer for any reason, then, without prejudice to Kiewit’s rights under the tender offer, Kiewit may retain shares of Kiewit Stock tendered, and those shares of Kiewit Stock may not be withdrawn except as provided in the immediately preceding paragraph, subject to provisions under the Exchange Act, as amended, that provide that an issuer making a tender offer shall either pay the consideration offered or return tendered securities promptly after the termination or withdrawal of the tender offer.
      For a withdrawal to be effective, a written notice of withdrawal must be received by Kiewit on or prior to the expiration date at its address set forth in Section 11 — “Certain Information about Kiewit.” The notice of withdrawal must:

•	specify the name of the person having tendered the shares of Kiewit Stock to be withdrawn; and

•	identify the number of shares of Kiewit Stock to be withdrawn.
      If certificates for the shares of Kiewit Stock have been delivered or otherwise identified for delivery to Kiewit, then, before the release of such certificates, the withdrawing holder must also submit the certificate numbers of the particular certificates to be withdrawn.
      Any shares of Kiewit Stock withdrawn will be deemed not to have been validly tendered for purposes of the tender offer. Properly withdrawn shares may be retendered by following the procedures described in Section 4 — “Procedures for Tendering Shares of Kiewit Stock” at any time on or before the expiration date.
      Except as otherwise provided in this Section 5, any tender of shares of Kiewit Stock made under the tender offer is irrevocable.

      6. Conditions to the Tender Offer. The tender offer is subject to various conditions. Kiewit expressly reserves the right to abandon the tender offer and not accept for purchase any shares of Kiewit Stock if any of the following events have occurred prior to the time Kiewit accepts shares for payment:

•	If Kiewit’s board of directors reasonably determines that any material change in the business, financial condition, results of operations or prospects of Kiewit occurred, and that, as a result, completion of the tender offer would no longer be in the best interests of Kiewit and Kiewit Stockholders;

•	There shall have been instituted or threatened or be pending any action or proceeding before or by any court or governmental, regulatory or administrative agency or instrumentality, or by any other person, that challenges the making of or the consummation of the tender offer, or that has, or its reasonably likely to have, in the judgment of Kiewit’s board of directors, a material adverse effect on the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of Kiewit;

•	Any order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in the judgment of Kiewit’s board of directors, would or might prohibit, prevent, restrict or delay consummation of the tender offer, or is reasonably likely to have, in the judgment of Kiewit’s board of directors, a material adverse effect on the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of Kiewit;

•	There shall have occurred or be likely to occur any event that, in the judgment of Kiewit’s board of directors, would or might prohibit, prevent, restrict or delay consummation of the tender offer, or is reasonably likely to materially impair the contemplated benefits of the tender offer, or otherwise make the consummation of the tender offer not, or not reasonably likely to be, in the best interests of Kiewit; or

•	There shall have occurred a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States; any limitation, whether or not mandatory, by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, on, or other event that, in the judgment of Kiewit’s board of directors might affect, the extension of credit by banks or other lending institutions in the United States; a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States; or a material acceleration or worsening of any of these events that exists on the date of this offer to purchase.
      If Kiewit abandons the tender offer, it will return all tendered shares of Kiewit Stock to the tendering Kiewit Stockholders or appropriate lending entity, as applicable, promptly after the abandonment of the tender offer.
      7. Acceptance for Payment and Payment for Shares. If all of the conditions to the tender offer are satisfied or waived, Kiewit will accept for payment, promptly after the expiration date, up to 38% of each Kiewit Stockholder’s shares of Kiewit Stock that have been validly tendered and not properly withdrawn or deemed withdrawn prior to the expiration date, except as described in Section 15 — “Extension of Tender Period; Termination; Amendment.” Kiewit will accept for payment up to an aggregate of 10,739,187 shares (approximately 38% of the total outstanding shares of Kiewit Stock). Kiewit will, promptly after Kiewit’s acceptance of Kiewit Stock for purchase, deliver checks for payment to Kiewit Stockholders (or at a Kiewit Stockholder’s direction, such Kiewit Stockholder’s lender) who validly tendered shares of Kiewit Stock.
      Holders who tender their shares of Kiewit Stock generally will not be obligated to pay any stock transfer tax in connection with the tender offer. However, if the payment of any stock transfer taxes is required, tendering Kiewit Stockholders will be responsible for the payment of those taxes. Kiewit will not pay interest under the tender offer, regardless of any delay in purchasing the shares or delivering payment.
      8. Source and Amount of Funds. The total cost to Kiewit of purchasing 38% of the shares of Kiewit Stock held by each Kiewit Stockholder (an aggregate of 10,739,187 shares of Kiewit Stock) for $37.55 per share in cash pursuant to the tender offer would be approximately $403.3 million. Kiewit intends to use cash on hand to pay the aggregate purchase price of shares of Kiewit Stock accepted for payment pursuant to the tender offer.
      9. Formula Price of Kiewit Stock. The formula price of Kiewit Stock is the per share price at which Kiewit buys and sells shares of Kiewit Stock and is based on the adjusted book value of Kiewit at the end of the previous year less the amount of declared dividends during the current year. The formula price of Kiewit Stock on May 17, 2005, was $37.55 per share and will not change prior to the closing of the tender offer.
      10. Interest of Directors and Executive Officers; Transactions Involving Kiewit Stock. Except as described in Annex I to this offer to purchase, neither Kiewit nor any of its directors or officers has engaged in any transactions involving shares of Kiewit Stock during the sixty days prior to the date of this offer to purchase.
      The table below shows information about the ownership of Kiewit Stock as of the date of this offer to purchase by Kiewit’s directors and officers. Members of senior management and directors of Kiewit are expected to tender in the tender offer (or donate to charitable organizations in accordance with the terms of Kiewit’s restated certificate of incorporation) the maximum specified percentage of shares of Kiewit Stock.

	Number of Shares		Percent of
Name	Beneficially Owned		Shares

Kenneth E. Stinson	2,160,492		7.6%
Richard W. Colf	1,725,960		6.1%
Bruce E. Grewcock	1,418,804	(1)	5.0%
Steven Hansen	818,300		2.9%
Douglas E. Patterson	786,369		2.8%
Allan K. Kirkwood	637,779		2.3%
R. Michael Phelps	497,520		1.8%
Scott L. Cassels	353,522		1.3%
Tobin A. Schropp	197,101		*
Brad John Chapman	195,326		*
Christopher J. Murphy	150,000		*
Michael J. Piechoski	103,800		*
Ben E. Muraskin	57,000		*
Mogens C. Bay	13,100		*
Richard Geary	10,000		*
Walter Scott, Jr.	10,000		*
Michael R. McCarthy	9,100		*
William L. Grewcock	8,192		*
Michael J. Whetstine	5,000		*

*	Less than 1%.

(1)	Includes 861,046 shares of common Stock held in trusts, for which Mr. Grewcock is the trustee with sole voting and investment powers.
      11. Certain Information about Kiewit. Kiewit, together with its subsidiaries, is one of the largest construction contractors in North America. Kiewit primarily performs its services as a general contractor, responsible for the overall direction and management of construction projects. Kiewit was incorporated in Delaware in 1997 to continue a construction business founded in Omaha, Nebraska in 1884. Kiewit’s principal executive offices are located at Kiewit Plaza, Omaha, Nebraska 68131 and its telephone number is (402) 342-2052. For additional information about Kiewit, see Section 12.
      12. Additional Information. Kiewit filed with the SEC an Issuer Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), of which this offer to purchase forms a part, and exhibits to the Schedule TO. Additionally, Kiewit is subject to the information and reporting requirements of the Exchange Act and is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Schedule TO and the exhibits thereto, as well as these other reports, proxy statements and other information, may be inspected at the SEC’s public reference library at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 450 Fifth Street, N.W., Washington D.C. 20549. The SEC also maintains a website at

http://www.sec.gov that contains reports, proxy statements and other information relating to Kiewit that have been filed via the EDGAR System.
      13. Material United States Federal Income Tax Consequences. The following is a summary of the material U.S. federal income tax considerations generally applicable under the Internal Revenue Code of 1986, as amended (the “Code”), to a Kiewit Stockholder who tenders shares of Kiewit Stock in the tender offer.
      This discussion is based on the Code, Treasury Regulations, judicial authorities, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations, possibly with retroactive effect. This discussion is for general information only and does not address all of the tax consequences that may be relevant to a particular Kiewit Stockholder or to Kiewit Stockholders subject to special treatment under U.S. federal income tax law.
      This discussion is limited to individuals who hold their shares of Kiewit Stock as capital assets. This summary addresses only individuals who are (1) U.S. citizens (other than U.S. citizens who are also residents of Puerto Rico or Canada) or residents of the U.S. (as defined for U.S. federal income tax purposes) or (2) residents of Canada (within the meaning of Canadian income tax law) who are not also U.S. citizens. The tax consequences to other individuals, and to all Kiewit Stockholders that are entities, are not discussed herein. In addition, except as expressly described herein, this summary does not address any federal estate tax considerations or any state, local or foreign tax considerations related to the tender offer.
      No ruling has been or will be sought from the IRS regarding any matter discussed herein, nor has counsel to Kiewit rendered any legal opinion regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any portion of the discussion set forth below. Kiewit Stockholders must consult their own tax advisors as to the U.S. federal income tax consequences of the tender of shares of Kiewit Stock in the tender offer, as well as the effects of state, local and non-U.S. tax laws.
Classification of Tender Offer for U.S. Federal Income Tax Purposes

In General
      The receipt of cash in the tender offer will be a taxable transaction for U.S. federal income tax purposes in the year actually or constructively received by the Kiewit Stockholder. Kiewit intends to report the amounts paid for shares of Kiewit Stock in the tender offer as dividends paid to Kiewit Stockholders.

Dividend or Exchange Treatment
      The amount and character of the income recognized on the receipt of cash in the tender offer will depend on whether the transaction is characterized for U.S. federal income tax purposes as a “dividend” or instead as an “exchange” of the shares of Kiewit Stock. Whether the proceeds received as payment for shares of Kiewit Stock in the tender offer are treated as dividend income or as giving rise to sale or exchange treatment depends on the particular facts of each Kiewit Stockholder. Nevertheless, Kiewit expects the tender offer to result in a pro rata distribution to each Kiewit Stockholder and, if so, the proceeds received by each Kiewit Stockholder should be characterized as dividend payments for U.S. federal income tax purposes. Under the Code, the distribution to a Kiewit Stockholder of cash in the tender offer will be treated as a dividend for U.S. federal income tax purposes unless:

(1) the distribution is “substantially disproportionate” with respect to the Kiewit Stockholder;

(2) the distribution results in a “complete redemption” of all of Kiewit Stock owned by the Kiewit Stockholder; or

(3) the distribution is “not essentially equivalent to a dividend.”
      In determining whether any of the three tests is satisfied, a Kiewit Stockholder must take into account not only shares of Kiewit Stock actually owned by such Kiewit Stockholder but also shares that are “constructively owned” by such Kiewit Stockholder under Section 318 of the Code. Generally, a Kiewit Stockholder will be considered to constructively own shares of Kiewit Stock that are actually owned, and in some cases constructively owned, by certain related individuals and certain related entities in which the Kiewit Stockholder, a related individual, or a related entity has an interest. In addition, Kiewit believes that the redemption of any shares of Kiewit Stock from Kiewit Stockholders who do not participate in the tender offer up to the maximum specified percentage must also be taken into account for these purposes. Kiewit does not expect any of the three tests to be satisfied by Kiewit Stockholders.
Consequences to U.S. Holders of Kiewit Stock

Exchange Treatment
      If any of the three tests for “exchange” treatment were met, a U.S. holder of Kiewit Stock would recognize gain or loss equal to the difference between (1) the amount of any cash received in the tender offer, and (2) the tax basis of the shares of Kiewit Stock surrendered. Any capital gain or loss would be long-term capital gain or loss if the shares of Kiewit Stock were held for more than one year at the time of the tender offer, and short-term capital gain or loss if held for one year or less. The basis and holding period of shares surrendered would be determined by reference to the particular certificates that the Kiewit Stockholder surrendered.

Dividend Treatment
      If, as Kiewit expects, none of the three tests for “exchange” treatment are met, a U.S. holder of Kiewit Stock will be treated as receiving a dividend in an amount equal to the amount of cash received in the tender offer, so long as Kiewit has sufficient current or accumulated earnings and profits, as Kiewit believes it does. In that event, the holder’s tax basis in the shares of Kiewit Stock surrendered will not reduce the amount of the dividend, but will be added to the tax basis of the U.S. holder’s remaining shares of Kiewit Stock.
      Under recently enacted tax legislation, qualified dividend income received or treated as received by an individual in taxable years prior to 2009 is eligible for taxation at long-term capital gain rates (currently a maximum federal income tax rate of 15 percent). It is anticipated that, to the extent that the proceeds of the redemption are treated as dividends, they will generally be qualified dividends to individual Kiewit Stockholders. However, a dividend will not be treated as a qualified dividend to the extent that the Kiewit Stockholder elects to take all or part of such dividend into account as investment income under Section 163(d)(4)(B) of the Code.

Alternative Minimum Tax
      While the current maximum federal income tax rate on dividends and long-term capital gains is 15%, many Kiewit Stockholders will likely be subject to federal and/ or state alternative minimum tax. Thus, tax due resulting from the sale of Kiewit Stock in the tender offer may be substantially higher than the combined federal tax rate of 15% and the applicable state tax rate. Each U.S. holder of Kiewit Stock is urged to consult such holder’s own tax advisor as to the particular tax consequences of the tender offer to such holder.

Information Reporting and Backup Withholding
      If a person making a payment is unable to determine the portion of the payment that is a dividend, the payor must, for information reporting purposes, treat the entire amount of the payment as a dividend. Kiewit will report the amounts paid for shares of Kiewit Stock in the tender offer as dividends paid.
      Backup withholding at a rate of 28% will apply if a Kiewit Stockholder fails to provide an accurate taxpayer identification number or a certificate that the Kiewit Stockholder is exempt from backup withholding, or if the IRS notifies Kiewit that a Kiewit Stockholder is subject to backup withholding. A Kiewit Stockholder may be entitled to a federal income tax credit for the amount of any backup withholding if the required information is furnished to the IRS.
Consequences to Canadian Holders of Kiewit Stock

Exchange Treatment
      If any of the three tests for “exchange” treatment were met, a Canadian holder would realize a gain or loss equal to the difference between (1) the sum the amount of any cash received in the tender offer, and (2) the tax basis of the shares of Kiewit Stock surrendered. Because Kiewit has determined that it is not, and has not been during the applicable testing period, a “United States real property holding corporation,” any such gain will not be subject to U.S. tax unless such gain relates to a “permanent establishment” or “fixed base” within the meaning of the U.S.-Canada income tax treaty maintained by the Canadian holder.

Dividend Treatment
      If, as Kiewit expects, none of the three tests for “exchange” treatment will be met, a Canadian holder of Kiewit Stock will be treated as receiving a dividend in an amount equal to the amount of any cash received in the tender offer, so long as Kiewit has sufficient current or accumulated earnings and profits, as Kiewit believes it does. The gross amount of any dividends distributed to a Canadian holder of Kiewit Stock is subject to U.S. withholding tax. While dividends distributed by U.S. corporations to non-U.S. shareholders generally are subject to a 30% U.S. withholding tax, such tax should be reduced to 15% in the case of a Canadian holder of Kiewit Stock entitled to the benefits of the U.S.-Canada income tax treaty. In order to be entitled to the reduced rate, a Canadian holder of Kiewit Stock must provide to Kiewit before the distribution a U.S. Form W-8BEN: Certificate of Foreign Status of Beneficial Owner for United States Withholding.
      Kiewit will assume that all distributions to Canadian holders of Kiewit Stock will be treated as dividends and will withhold U.S. tax from such distributions at applicable rates. If a Canadian holder of Kiewit Stock determines that the distribution qualifies for exchange treatment, such Canadian holder of Kiewit Stock may file a claim for refund with the U.S. Internal Revenue Service of the tax withheld by Kiewit.

Redemption
      The U.S. federal income tax consequences of the redemption of Kiewit Stock for cash from any Kiewit Stockholder who does not participate in the tender offer up to the maximum specified percentage are expected to be identical to the U.S. federal income tax consequences of the tender offer.
      The foregoing discussion is intended only as a summary and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences of the tender offer and redemption. Because individual circumstances may differ, you are urged to consult your own tax advisor as to the specific tax consequences to you of the tender offer and redemption, including the applicable federal, state, local and foreign tax consequences.
      14. Material Canadian Federal Income Tax Consequences. The following is a summary of the material Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) (the “Canadian Act”), to a Kiewit Stockholder who receives cash in the tender offer and who, for purposes of the Canadian Act, is an individual (other than a trust) resident in Canada, holds Kiewit Stock as capital property, deals at arm’s length with Kiewit and is not affiliated with Kiewit within the meaning of the Canadian Act. Such individuals shall be referred to herein as “Canadian holders”.
      This summary does not apply to a corporation, trust or other entity or to a person who is not a resident in Canada. The discussion does not address all of the tax consequences that may be relevant to a particular Canadian holder. No ruling or other guidance has been or will be sought from the Canada Revenue Agency (“CRA”) regarding any matter discussed herein. In addition, it is based on the current provisions of the Canadian Act and the regulations thereunder (the “Canadian Regulations”), in force on the date hereof, specific proposals (the “Tax Proposals”) to amend the Canadian Act or the Canadian Regulations publicly announced by the Canadian Minister of Finance prior to the date hereof and an understanding of the current published administrative and assessing practices of the CRA. Except for the Tax Proposals, this summary does not take into account or anticipate any proposed changes to the law or to the CRA’s administrative and assessing practices, whether by legislative, governmental or judicial actions.
      The following discussion is intended to be a general description of the Canadian federal income tax considerations generally applicable to a Canadian holder by reason of the tender offer. Each Canadian holder is urged to consult such holder’s own tax advisor as to the particular tax consequences of the tender offer, including the applicability and effect of any provincial, local or foreign laws and of changes in applicable tax laws.
      Canadian Holder Foreign Currency Translation Issues. In general, all amounts relevant to the computation of income and gains under the Canadian Act which are at any time paid, received, distributed, valued or expressed in foreign currency must be translated into Canadian dollars using an appropriate exchange rate for that time.

      Tender of Kiewit Stock. A Canadian holder who receives cash as payment for Kiewit Stock in the tender offer will generally realize a capital gain (or a capital loss) in the calendar year in which the sale occurs to the extent that the amount of cash received exceeds (or is exceeded by) the Canadian holder’s adjusted cost base of such holder’s Kiewit Stock surrendered. A Canadian holder may be entitled to a foreign tax credit or deduction for U.S. withholding tax paid by the Canadian holder for the same year with respect to the tender offer, subject to the detailed rules and limitations in the Canadian Act in that regard. Canadian holders should consult their own tax advisors regarding the application of these rules and limitations in their particular circumstances.
      Alternative Minimum Tax. The realization of capital gains is one factor that may in some circumstances give rise to alternative minimum tax under the Canadian Act.
      Redemption. The Canadian federal income tax consequences of the redemption of Kiewit Stock for cash from any Kiewit Stockholder who does not participate in the tender offer up to the maximum specified percentage are expected to be identical to the Canadian federal income tax consequences of the tender offer.
      15. Extension of Tender Period; Termination; Amendment. Kiewit expressly reserves the right, in its discretion and for any reason, including the non-satisfaction of the conditions for completion set forth in Section 6 — “Conditions to the Tender Offer,” to extend the period of time during which the tender offer is open or to amend the tender offer in any respect.
      If Kiewit materially changes the terms of or information concerning the tender offer, or if Kiewit waives a material condition of the tender offer, Kiewit will extend the tender offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) under the Exchange Act. The SEC has stated it believes that under these rules an offer should remain open for a minimum of five business days from the date that notice of a material change, other than a change in price or a change in percentage of securities sought, is first given. The actual length of time will depend on the particular facts and circumstances.
      The tender offer will be extended so that it remains open for a minimum of ten business days following the announcement of (i) a change in the number of Kiewit shares eligible for purchase in the tender offer or (ii) a change in the amount of cash Kiewit Stockholders will receive as payment for each share of Kiewit Stock validly tendered.
      If the conditions indicated in Section 6 — “Conditions to the Tender Offer” have not been met, Kiewit reserves the right, in its sole discretion, so long as shares of Kiewit Stock have not been accepted for payment, to delay acceptance for payment of any shares of Kiewit Stock or to terminate the tender offer and not accept for payment any shares of Kiewit Stock. Kiewit also expressly reserves the right, at any time or from time to time, whether or not the conditions to the tender offer have been satisfied, (1) to extend the expiration date or (2) to terminate or modify the tender offer in any respect, if Kiewit’s board of directors determines for any reason that such action would be in the best interests of Kiewit and Kiewit Stockholders (considering, among other factors, the availability of appropriate investment alternatives for Kiewit Stockholders, general economic and financial market conditions and potential alternate uses by Kiewit of the cash required for the tender offer), by giving written notice of such extension, termination or modification to Kiewit Stockholders.
      If Kiewit extends the tender offer, is delayed in accepting any shares of Kiewit Stock or is unable to accept for purchase any shares of Kiewit Stock under the tender offer for any reason, then, without affecting Kiewit’s rights under the tender offer, it may retain all shares of Kiewit Stock tendered. These shares of Kiewit Stock may not be withdrawn except as provided in Section 5 — “Withdrawal Rights.” Kiewit’s reservation of the right to delay acceptance of any shares of Kiewit Stock is subject to applicable law, which requires that Kiewit pay the consideration offered or return the shares of Kiewit Stock deposited promptly after the termination or withdrawal of the tender offer.
      Kiewit will issue a press release or other public announcement no later than 9:00 a.m., Omaha time, on the next business day following any extension, amendment, non-acceptance or termination of the previously scheduled expiration date.
      16. Miscellaneous. You should rely only on the information contained in this offer to purchase or in the letter of transmittal in connection with the tender offer. Kiewit has not authorized anyone to provide you with information that is different from what is contained in this offer to purchase. This offer to purchase is dated May 17, 2005. You should not assume that the information contained in this offer to purchase is accurate as of any date other than such date, and the mailing of this offer to purchase to Kiewit Stockholders shall not create any implication to the contrary.

      Kiewit is not aware of any jurisdiction where the making of the tender offer or the acceptance thereof would not be in compliance with applicable law. If Kiewit becomes aware of any jurisdiction where the making of the tender offer or acceptance thereof would not be in compliance with any valid applicable law, Kiewit will make a good faith effort to comply with such law. If, after such good faith effort, Kiewit cannot comply with such law, the tender offer will not be made to, nor will tenders be accepted from or on behalf of, holders of shares of Kiewit Stock in any such jurisdiction.

PETER KIEWIT SONS’, INC.
May 17, 2005

ANNEX I
      The following table sets forth the transactions in shares of Kiewit Stock by Kiewit during the 60 days prior to the date of this offer to purchase for cash.

		Number of	Price per
Name	Date	Shares	Share	Transaction

Kiewit	March 16, 2005	85,330	$38.05	Kiewit repurchased 85,330 shares of Kiewit Stock from 13 Kiewit Stockholders
Kiewit	April 5, 2005	19,400	$38.05	Kiewit repurchased 19,400 shares of Kiewit Stock from 4 Kiewit Stockholders
Kiewit	April 18, 2005	11,550	$38.05	Kiewit repurchased 11,550 shares of Kiewit Stock from 3 Kiewit Stockholders
Kiewit	May 6, 2005	44,000	$37.55	Kiewit repurchased 44,000 shares of Kiewit Stock from 5 Kiewit Stockholders
Kiewit	May 13, 2005	17,150	$37.55	Kiewit repurchased 17,150 shares of Kiewit Stock from 5 Kiewit Stockholders

I-1